April 10, 2008

VIA EDGAR and Facsimile

H. Roger Schwall
Assistant Director
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Crosshair Exploration & Mining Corp.
Form 20-F for Fiscal year Ended April 30, 2007
Filed October 31, 2007
Response Letter Dated February 13, 2008
File No. 1-33439

Dear Mr. Schwall:

     Crosshair Exploration & Mining Corp. (the “Company”) is responding to your letter dated March 20, 2008, relating to the above-referenced filing (the “Filing”). The comments contained in that letter and the Company’s responses are set forth below.

     In providing these responses below, the Company acknowledges that:

  the adequacy and accuracy of the disclosure in the Filing is the responsibility of the Company;

  staff comments, or changes, if any, made by the Company in response to staff comments, do not foreclose the Commission from taking any action with respect to the Filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

www.crosshairexploration.com	Head Office	Phone: 604-681-8030
General Email: info@crosshairexploration.com	1140 W. Pender Street, Suite 1240	Toll Free: 1-866-683-8030
Investors: Dan@crosshairexploration.com	Vancouver, BC, Canada V6E 4G1	Facsimile: 604-681-8039

CXX: TSX.V I CXZ: AMEX

General:

Note 14 - Differences between Canadian and United States Generally Accepted Accounting Principles, page F29

SEC COMMENT:

1.

We note your response to prior comment 8, identifying the difference between your 2007 Canadian GAAP mineral property investing cash expenditures of $8,480,906 and the reclassifying adjustment made for U.S. GAAP purposes of $8,238,406 as acquisition payments of $242,500 that are capitalized for both Canadian and U.S. GAAP.

However, along with the revisions you have proposed to correct the Canadian GAAP starting amount in your U.S. GAAP reconciliation, we see that you have utilized a different reclassifying adjustment of $9,068,381. This amount is not consistent with your explanation, and it exceeds the total Canadian GAAP mineral property expenditures reported for 2007 on page F-4 of your financial statements.

We also note that the Canadian GAAP financing cash flow you report in the reconciliation for 2005 does not agree with the corresponding amount in your primary financial statements. Please provide further explanation and revise as necessary.

CROSSHAIR’S RESPONSE:

We apologize for this confusion. A different version of the below table was inadvertently inserted into our response letter. The Company intends to include the following disclosure in the notes to the financial statements accompanying the amended Form 20-F:

	2007	2006	2005

Net cash flows from operating activities
Under Canadian GAAP	$(3,798,445)	$(1,950,263)	$(756,660)
Mineral properties	(8,238,406)	(2,421,945)	(1,279,032)
Net cash used in operating activities under US GAAP	(12,036,851)	(4,372,208)	(2,035,692)

Net cash flows from financing activities
Under Canadian GAAP and US GAAP	12,926,385	13,834,710	6,499,685

Net cash flows used in investing activities
Under Canadian GAAP	(8,764,499)	(2,683,178)	(1,510,334)
Mineral properties	8,238,406	2,421,945	1,279,032

Net cash provided by (used in) investing activities under	(526,093)	(261,233)	(231,302)
US GAAP

Net increase in cash and cash equivalents during the year	363,441	9,201,269	4,232,691
Cash and cash equivalents, beginning the year	13,947,976	4,746,707	514,016
Cash and cash equivalents, end of year	$14,311,417	$13,947,976	$4,746,707

     The Company welcomes the opportunity to discuss the foregoing points further and clarify any open questions you may have at your convenience. I can be reached at (604) 681-8030.

Yours very truly,

CROSSHAIR EXPLORATION & MINING CORP.

/s/ Mark J. Morabito

Mark J. Morabito
Chief Executive Officer

cc:

Thomas M. Rose, Troutman Sanders LLP
Karl Hiller, Securities Exchange Commission
Donald Delaney, Securities Exchange Commission
Laura Nicholson, Securities Exchange Commission
Mellissa Campbell Duru, Securities Exchange Commission